EXHIBIT 99.1

 MAHANAGAR TELEPHONE NIGAM LIMITED
NEWS RELEASE

Trading Symbol	NYSE: MTE	For Immediate Release October 13, 2010

FISCAL 2010 FINANCIAL RESULTS AVAILABLE AT WWW.MTNL.NET.IN

New Delhi, October 07, 2010 – Mahanagar Telephone Nigam Limited (the “Company”) has made available on its website, www.mtnl.net.in, the Company’s audited financial results for the fiscal year ended March 31, 2010, as well as other information contained in its Annual Report on Form 20-F (the “2010 Form 20-F”), which has been filed with the United States Securities and Exchange Commission (“SEC”).  A summary of those financial results is attached to this news release.

Upon request, all holders of the Company’s American Depository Shares (ADS) may receive a hard copy of the 2010 Form 20-F free of charge by contacting the Company’s ADS agent, The Bank of New York Mellon, at 1-888-269-2377.

For more information, please contact S R Sayal, Company Secretary at  +911123324587.

SELECTED FINANCIAL AND OPERATING DATA

The following selected financial and operating data should be read in conjunction with our consolidated financial statements and the related notes in our 2010 Form 20-F, and Item 5 “Operating and Financial Review and Prospects” and the other financial information included elsewhere in the 2010 Form 20-F and our other reports filed with the SEC.  We have adjusted shareholders' equity, retained earnings and net income for the fiscal year ended March 31, 2009 to reflect the impact of the adjustment in our accounting by reason of payments for 3G and BWA spectrum as licence fees. The nature and impact of the adjustment is described in Note 3 to our consolidated financial statements and in Item 3. “Key Information” and Item 5. “Operating and Financial Review and Prospects” in the 2010 Form 20-F.

Our selected financial and operating data included in the 2010 Form 20-F are presented in Indian rupees and are derived from our consolidated financial statements prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP) for the fiscal years ended March 31, 2006, 2007, 2008, 2009 and 2010.

The selected statement of operations data and cash flow data for the three years ended March 31, 2010, and the selected balance sheet data as of March 31, 2009 and 2010 under US GAAP have been extracted or derived from our consolidated audited US GAAP financial statements which are included in the 2010 Form 20-F. The selected statement of operations data and cash flow data for the years ended March 31, 2006 and 2007, and the selected balance sheet data as of March 31, 2006, 2007 and 2008 under US GAAP are derived from our consolidated audited US GAAP financial statements not included in this release or the 2010 Form 20-F.  Our historical results do not necessarily indicate our results expected for any future period.

Consolidated financial statements for the year ended March 31, 2010 have been translated for convenience into US dollars (although we have translated certain rupee amounts in this report into US dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into US dollars at any particular rate, the rates stated below, or at all).  All translations from Indian rupees to dollars with respect to financial data as of March 31, 2010 are based on the noon buying rate in New York City for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York on such date.  The noon buying rate on March 31, 2010 was Rs.44.95 per US$1.00.

Under US GAAP

Statement of Income Data:	Fiscal Years Ended March 31,
	2006		2007		2008		2009 (Restated)		2010		2010
	(Rs. in millions except per share data)										Convenience translation into millions of US$ (Unaudited)
Revenues	Rs.	46,668	Rs.	45,475	Rs.	44,705	Rs.	41,837	Rs.	35,513	$790
Total costs and expense		(47,480)		(48,927)		(47,027)		(51,981)		(79,983)	(1779)
Liability for post retirement medical benefits written back		0		5,794		0		0		0	0
Operating income		(812)		2,342		(2,323)		(10,144)		(44,471)	(989)
Other income / (expense), net		2,388		7,894		4,661		9,962		7,105	158
Income before income taxes		1,576		10,236		2,338		(181)		(37,365)	(831)
Income taxes		(437)		1,073		121		(1,241)		11,806	263
Equity in (losses) of affiliate		(73)		(7)		(1)		(8)		5	0
Net Income (Loss)	Rs.	1,066	Rs.	11,302	Rs.	2,458	Rs.	(1,430)	Rs.	(25,553)	(568)
Weighted average equity shares outstanding		630		630		630		630		630	-
EPS – Basic & diluted	Rs.	1.69	Rs.	17.94	Rs.	3.90	Rs.	(2.27)	Rs.	(40.56)	$(0.90)
Basic and diluted earnings per GDR/ADS	Rs.	3.38	Rs.	35.88	Rs.	7.80	Rs.	(4.54)	Rs.	(81.12)	$(1.80)
Dividends paid per equity share	Rs.	6.21	Rs.	4.56	Rs.	4.68	Rs.	1.17		0	0
Dividends paid per equity share		$0.14		$0.11		$0.12		$0.02		0	0
Dividends paid per GDR/ADS	Rs.	12.42	Rs.	9.12	Rs.	9.37	Rs.	2.34		0	0
Dividends paid per GDR/ADS		$0.28		$0.21		$0.23		$0.05		0	0

Balance Sheet Data:	As at March 31,
	2006		2007		2008		2009		2010		2010
	(Rs. in millions except per share data)										Convenience translation into millions of US$ (Unaudited)
Cash and Cash equivalents	Rs.	1,641	Rs.	1,660	Rs.	1,346	Rs.	1,419	Rs.	1,056	$24
Investment in bank deposits		19,020		17,102		32,444		46,725		47,835	1,064
Dues from Related Parties		23,818		23,659		25,713		35,435		39,053	869
Total Assets		170,151		178,937		193,547		343,732		313,707	6,979
Dues to Related Parties		6,091		5,729		8,118		122,301		124,861	2,778
Total Liabilities		89,703		90,060		105,160		257,512		253,040	5,629
Total Shareholders equity		80,448		88,877		88,387		86,220		60,667	1,350
Capital Stock1		12,949		12,949		12,949		12,949		12,949	288

Cash Flow Data:	Fiscal Years Ended March 31,
	2006		2007		2008		2009		2010		2010
	(Rs. in millions except per share data)										Convenience translation into millions of US$ (Unaudited)
Net cash from operating activities	Rs.	6,006	Rs.	9,672	Rs.	27,640	Rs.	130,849	Rs.	13,158	$293
Net cash used in investing activities		(7,976)		(6,780)		(25,006)		(130,037)		(13,521)	(301)
Net cash from financing activities		(3,951)		(2,873)		(2,948)		(737)		-	-

___________________________
1 Includes capital stock and additional paid-in capital.

Restatement of Previously Reported Amounts

We had provided for Rs.213.20 million during the 2009 fiscal year on account of 3G and BWA spectrum as license fees on the base reserve price subject to finalization of auction process by the Department of Telecommunications (DOT) and therefore the accounting policy in this regard was not made on that date. On finalization of the auction process by the DOT, during 2011 fiscal year, in accordance with DOT guidelines, dated August 1, 2008, on 3G spectrum and BWA spectrum and on finalization of the price on spectrum vide DOT letter No. P-11014/13/2008-PP, dated May 21, 2010, for 3G and DOT letter No P-11014/13/2008-PP dated June 12, 2010, on BWA spectrum, the liability for Rs.110,979.7 million has been accounted for by creating intangible assets as one time charges payable to DOT for 3G and BWA spectrum.

This is to be amortized for the period of 20 years and 15 years for 3G and BWA spectrum, respectively, on straight line basis. Accordingly, the amortized amount for the period from August 8, 2008, the date of allotment of spectrum, to March 31, 2009 is Rs.4,082.30 million. The change in the method of calculation of ISP license fee implemented for the 2010 fiscal year, MTNL CO letter No. MTNL/RA/AGR/2009/Pt dated March 29, 2010, was also extended for the previous fiscal year. This was approved in the ECM held on June 12, 2010, and accordingly the license fees were reduced by Rs.70.42 million in the 2009 fiscal year.

The following table presents the impact of the restatement adjustments on net income for the year ended March 31, 2009, as well as the impact on various line items within the statement of operations under US GAAP :

(Rs. in millions except per share data)	For the year ended March 31, 2009

Statement of Income
Net Income as previously reported	1,141.00
Adjustments:
Income Tax on License fee	(96.40)
Income Taxes on Property and Equipment, Intangible Assets	(36,301.66)
Income Taxes on due to related parties	37,625.61
Amortization of 3G & BWA	(4,082.30)
License fee	283.62
Net Income as restated	(1,430.13)
Cost of Revenue as previously reported	(31,456.00)
Adjustments:
License fee	283.62
Cost of Revenue as restated	(31,172.38)
Depreciation and amortisation as previously reported	(8,209.00)
Adjustments:
Amortization of 3G & BWA	(4,082.30)
Depreciation and amortisation as restated	(12,291.30)
Income Tax Expense as previously reported	(2,468.47)
Adjustments:
Income Tax on License fee	(96.40)
Income Taxes on Property and Equipment, Intangible Assets	(36,301.66)
Income Taxes on due to related parties	37,625.61
Income Tax Expense as restated	(1,240.92)
Basic and diluted Earning per share as previously reported	1.81
Adjustments:	(4.08)
Basic and diluted Earning per share as restated	(2.27)

The following table presents in greater detail the impact of the restatement adjustment on our previously reported shareholders' equity as at March 31,2009 under US GAAP:

(Rs. in millions except per share data)	For the year ended March 31, 2009

Shareholder's equity as previously reported	75,534.00
Adjustments:
Income Tax on License fee	(96.40)
Income Taxes on Property and Equipment, Intangible Assets	(36,301.66)
Income Taxes on due to related parties	37,625.61
Amortization of 3G & BWA	(4,082.30)
License fee	283.62
Shareholder's equity as restated	72,963.00

The following table presents the impact of the restatement adjustments on balance sheet line items as of March 31, 2009 under US GAAP :

(Rs. in millions except per share data)	As of March 31, 2009
Balance Sheet data	As previously reported		As restated

Deferred Income Tax Assets - current	Rs.	7,649	Rs.	45,275
Other receivables		13,583		13,487
Intangible Assets		309		107,206
Deferred Income Tax liabililty - non current		11,973		48,275
Dues to related party	Rs.	11,605	Rs.	122,301